Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

Patrick J. O’Malley
Executive Vice President and Chief Financial Officer
Telephone: (831) 439-2545
Fax: (831) 439-2528
Email: Pat.J.O’Malley@seagate.com

March 10, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Stephen Krikorian

Morgan Youngwood

Barbara Jacobs

Philip Rothenberg

Re:                             Seagate Technology public limited company

Form 10-Q for the quarterly period ended December 31, 2010

Filed February 3, 2011

Form 10-K for fiscal year ended July 2, 2010

Filed August 20, 2010

File No. 001-31560

Dear Mr. Krikorian:

Seagate Technology plc (“Seagate” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated February 17, 2011 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-Q for the quarterly period ended December 31, 2010

Consolidated Financial Statements

Note 12.  Legal, Environmental and Other Contingencies

Convolve, Inc. (“Convolve”) and Massachusetts Institute of Technology (“MIT”) v. Seagate Technology LLC, et al., page 27

1.              You disclose that this complaint seeks injunctive relief, $800 million in compensatory damages and “unspecified punitive damages, including willful infringement.”  Please revise to disclose the range of possible losses that could result from possible punitive damages, including willful infringement.

Response:

Please see response to comment 3, below.

Form 10-K for the fiscal year ended July 2, 2010

Consolidated Financial Statements

Note 5.  Debt and Convertible Notes, page 85

2.              Please tell us your basis for not providing condensed consolidating financial information pursuant to Rule 3-10 of Regulation S-X for each security described in Note 5 that was outstanding at the balance sheet date, other than those for which you disclose that the security was issued pursuant to a private placement exemption and not subsequently registered.  We note that Section III.C.1 of Release 34-43124 clarifies that the parent company periodic reports must include the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10 of Regulation S-X for as long as the subject securities are outstanding.  Applied to your facts and circumstances, it appears that Rule 3-10 of Regulation S-X disclosure may have been required for certain securities notwithstanding that the securities were fully paid and extinguished subsequent to the balance sheet date, but before filing your Form 10-K.  Similarly, it appears that Rule 3-10 of Regulation S-X disclosure may have been required for certain securities notwithstanding the filing within the fiscal year of a Form 15 related to those securities.

Response:

You have asked us to explain our basis for not providing condensed consolidating financial information for certain debt securities in Seagate Technology’s (“Seagate-Cayman”) Annual Report on Form 10-K for its fiscal year ended July 2, 2010 (the “2010 10-K”).  In particular, you have suggested that such financial information may have been required with respect to the 6.375% Senior Notes due 2011 and 6.8% Senior Notes due 2016 (collectively, the “HDD Notes”) issued by Seagate Technology HDD Holdings (“HDD”) notwithstanding the filing of a Form 15 with respect to such notes on February 1, 2010.  In addition, you have suggested that such financial information may have been required with respect to the 2.375% Convertible Senior Notes due 2010 (the “2.375% Notes”) and the 5.75% Convertible Subordinated Debentures (the “5.75% Notes” and, together with the 2.375% Notes, the “STUS Notes”) issued by Seagate Technology (US) Holdings, Inc. (“STUS”) notwithstanding the fact that the STUS Notes were fully paid and extinguished subsequent to the balance sheet date for the 2010 10-K but prior to the filing of the 2010 10-K.  We have set forth our basis for excluding such information for each of the HDD Notes and STUS Notes below.

HDD Notes

In September 2006, HDD issued the HDD Notes for $1.5 billion, of which approximately $1.16 billion are currently outstanding and are fully and unconditionally guaranteed by Seagate-Cayman.  From December 29, 2006 to July 3, 2009, the HDD Notes were the only securities issued or guaranteed by HDD that were registered under the Securities Act of 1933, as amended (the “Securities Act”).  As a result, during this period HDD was required to file supplementary and periodic information pursuant to Section 15(d) (“Section 15(d)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless it could avail itself of an exemption from such requirements.  One such exemption is contained in Rule 12h-5 promulgated under the Exchange Act, which provides that “[a]ny issuer of a guaranteed security…that is permitted to omit financial statements by Rule 3-10 of Regulation S-X is exempt from the requirements of Section 13(a) or 15(d) of the [Exchange] Act.”

Rule 3-10(a) of Regulation S-X (“Rule 3-10(a)”) provides that “[e]very issuer of a registered security that is guaranteed…must file the financial statements required for a registrant by Regulation S-X…[p]aragraphs (b), (c), (d), (e) and (f) of this section are exceptions to [this] general rule.”  Rule 3-10(c) of Regulation S-X (“Rule 3-10(c)”) allows an issuer of registered securities that are guaranteed by its parent company to omit the financial statements required by Rule 3-10(a) if (i) the issuer is a wholly-owned subsidiary of the guarantor, (ii) the guarantee is full and unconditional, (iii) no other subsidiary of the parent guarantees the securities and (iv) the parent’s financial statements include, in a footnote, condensed consolidating financial information with certain specified columns, including a separate column for the issuer.

Seagate-Cayman began including consolidating footnotes for the HDD Notes (each, an “HDD Consolidating Footnote”) in accordance with Rule 3-10(c) in its periodic reports beginning with its Quarterly Report for the quarter ended December 29, 2006.  These consolidating footnotes allowed HDD to omit the financial statements required by Rule 3-10(a) and, as a result, HDD was exempt from the requirements of Section 15(d) of the Exchange Act for these periods under Rule 12h-5.

Section 15(d) provides, in pertinent part, that “[t]he duty to file under this subsection shall…be automatically suspended as to any fiscal year…if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than three hundred persons.”  In December 2009, Seagate-Cayman determined that there were less than 300 holders of each class (6.375% and 6.8%) of the HDD Notes as of July 4, 2009, which was the first day of HDD’s 2010 fiscal year.  As a result, HDD’s Section 15(d) filing obligations were automatically suspended beginning July 4, 2009.  Seagate-Cayman and HDD filed a Form 15 on February 1, 2010 to provide public notice that HDD’s duty to file reports under Section 15(d) had been suspended.

Seagate-Cayman did not provide an HDD Consolidating Footnote in the 2010 10-K.  We believe that such a footnote was not required because HDD no longer relies on the exemption provided by Rule 12h-5 and no longer has any reporting obligations. HDD’s reporting obligations under Section 15(d) have been suspended and we do not believe that Rule 3-10(a) gives rise to any separate reporting obligation for HDD. We believe this latter position is, as described below, supported by the language of Regulation S-X, as well as informal guidance given by the Staff.

As stated above, Rule 3-10(a) requires the issuer of a registered security to provide the financial statements required for a registrant under Regulation S-X.  However, Rule 1-01(a) of Regulation S-X (“Rule 1-01(a)”) states that Regulation S-X “sets forth the form and content of and requirements for financial statements required to be filed as a part of” registration statements under the Securities Act, reports required under the Exchange Act, and certain filings required for public utility companies and investment companies.  Given that the Securities Act registration statement relating to the HDD Notes expired on September 12, 2009 and HDD’s Exchange Act reporting obligations were suspended beginning on July 6, 2009, HDD has not been obligated to make any of the filings enumerated in Rule 1-01(a) since 2009.  As a result, we do not believe that Rule 3-10(a) created any independent filing obligation for HDD in 2010.  This interpretation is consistent with informal guidance provided by the Staff to The American Institute of Certified Public Accountants on June 20, 2006 (as set forth on the AICPA website at http://thecaq.org/resources/secregs/pdfs/discussdocs/Discussion_Document_D_06202006_Joint_Meeting.pdf, the “2006 AICPA Guidance”).

In the 2006 AICPA Guidance, the Staff was asked whether a parent guarantor of a debt security for which a Form 15 has been filed is required by Rule 3-10(a) to continue to include in its periodic reports separate financial information of the subsidiary issuer, which subsidiary issuer had never utilized Rule 3-10(c) or Rule 12h-5 because it was not a wholly-owned subsidiary of the parent.  The Staff responded that no such separate financial information is required once a Form 15 is filed.  This analysis indicates that Rule 3-10(a) does not create a separate reporting obligation once an issuer’s Section 15(d) report obligations have been suspended.

The Staff has suggested that a different analysis could apply when a subsidiary issuer of a debt security relies on Rule 12h-5’s exemption from filing separate periodic reports.  In such cases, the Staff suggests that a parent guarantor that has continuing Exchange Act reporting obligations relating to its registered equity securities must include in its periodic reports a condensed consolidating footnote relating to such subsidiary issuer for as long as such debt security is outstanding, notwithstanding the filing of a Form 15 relating to such security.  In supporting this position, the Staff relies upon language taken from the adopting release for Rule 12h-5 (Release No. 34-43124).  We respectfully note, however, that such a requirement could have been expressly included in the language of either or both of Rule 12h-5 and Rule 3-10 but was not.  Indeed, as discussed above, nothing in the language of Rule 12h-5 or Rule 3-10 suggests that a subsidiary issuer relying on Rule 12h-5 will have an additional reporting obligation (separate from the requirements of Section 15(d)) for as long as relevant security is outstanding.  We had not read Rule 12h-5 as imposing such an additional reporting obligation.

We would also observe that, based on the reasoning set forth in the 2006 AICPA Guidance, if a parent guarantor provided an incomplete guarantee (e.g., a contingent guarantee) for a security issued by its subsidiary, then the subsidiary would not be able to rely on Rule 12h-5, and once a Form 15 is filed for such security (which could occur as soon as a few months after the security is issued) neither the parent nor the subsidiary would be required to provide any financial information regarding such subsidiary.  However, if the parent’s guarantee were full and unconditional then, based on our understanding of the Staff’s proposed position with respect to HDD, the parent would be required to provide financial information regarding such subsidiary for as long as such security is outstanding (which could be a period of many years).  This would seem an odd result if Rule 3-10 was designed to require full financial statement reporting to apply post a filing of a Form 15 for the relevant security.  Investors who are not protected by a full and unconditional parent guarantee (and thus would find subsidiary financial information particularly useful) would receive no subsidiary financial information once a Form 15 is filed, but investors who are protected by such a full and unconditional guarantee would continue to receive subsidiary financial information for as long as the security is outstanding.

We believe that this result is not contemplated by the language in Section 15(d), Rule 12h-5 or Regulation S-X.  We have viewed the filing of a Form 15 with respect to the HDD Notes as a statutorily permitted suspension of HDD’s filing obligations and that no HDD Consolidating Footnote was required to be included in the 2010 10-K.  We believe the intent of Rule 3-10(a) was to create separate reporting obligations in cases where an issuer, such as a subsidiary issuer or a subsidiary guarantor, that did not have a separate reporting obligation, issued or guaranteed a registered security.  While a public issuer has an obligation to provide material disclosures to its investors, neither GAAP nor Regulation S-X require that all issuers who have guaranteed notes or bonds (registered or not) provide a consolidating footnote.   Seagate and many other reporting companies have issued significant amounts of debt under exemptions such as Rule 144A without any requirement at the time of issuance or later to provide a consolidating footnote.  So long as the otherwise non-reporting subsidiary issuer/guarantor has no separate reporting obligation arising out of Section 12 or 15 of the Exchange Act, consolidating footnote disclosure is not required.  When an  issuer/guarantor that has reporting obligations arising from the registration of the securities and those obligations are suspended, we do not believe a standalone obligation should be deemed to arise under Rule 3-10 for its reporting parent company.

If the Staff does not share our view, we note that effective July 3, 2010, Seagate underwent a reorganization pursuant to which Seagate Technology plc (“Seagate-Ireland”) became the publicly traded parent of the Seagate family of companies.  As a result of this reorganization, Seagate-Cayman’s equity securities ceased to be registered under the Exchange Act.  As such, neither the issuer nor the guarantor of the HDD Notes has had any Exchange Act reporting obligations since July 3, 2010 and, consistent with the 2006 AICPA Guidance, we do not believe that any HDD Consolidating Footnote is required to be included in Seagate-Ireland’s periodic reports for periods ending after such date.

STUS Notes

On June 1, 2009, STUS succeeded as issuer of the STUS Notes, which were originally issued by Maxtor Corporation.  The STUS Notes were fully and unconditionally guaranteed by Seagate-Cayman.  On July 27, 2010, Seagate-Cayman redeemed the entire outstanding principal amount of the 5.75% Notes. On August 20, 2010, Seagate-Cayman redeemed the entire outstanding principal amount of the 2.375% Notes.

As a result of these redemptions, the STUS Notes ceased to be outstanding on August 20, 2010.  While the Staff notes that the STUS Notes were outstanding as of the balance sheet date for the 2010 10-K, the STUS Notes were not outstanding as of the date on which the 2010 10-K was required to be filed.  Thus, even if consolidating footnotes were required for the STUS Notes for as long as such notes were outstanding, such consolidating footnotes should not have been required at the time the 2010 10-K was filed.  Including a consolidating footnote with respect to STUS would have required substantial cost and effort with no benefit to any investing public because the only “investing public” that would benefit from separate STUS financial information are holders of registered securities issued by STUS and no such securities were outstanding on the date the 2010 10-K was filed.

This position is consistent with the Staff’s having previously provided issuer’s with exemptions to reporting requirements related to securities that were not outstanding.  For example, in Engenio Information Technologies, Inc., 2004 WL 2152288 (September 13, 2004) the Staff allowed Engenio to suspend its Section 15(d) reporting obligations pursuant to Rule 12h-3 of the Exchange during the fiscal year in which its S-1 registration statement became effective because the initial public offering was never consummated.  The Staff concurred with Engenio that Exchange Act reporting would not serve the intended purpose of assuring a stream of public information about an issuer because Engenio had no “investing public.”

For all the forgoing reasons, we do not believe any STUS consolidating footnote was required in the 2010 10-K.

Note 13.  Legal, Environmental and Other Contingencies, page 113

3.              We note your disclosures beginning on page 113 regarding the various litigation matters to which the Company is exposed.  Please indicate why you believe that your disclosure properly discloses your determination of the range of the likelihood of an unfavorable outcome as defined in FASB ASC 450-20-25-1 (i.e., probable, reasonably possible, and remote).  We also note that you have not disclosed either:

(i)            the possible loss or range of loss; or

(ii)        a statement that an estimate of the loss cannot be made.

If you believe that the likelihood of an unfavorable outcome is remote, please explain how your disclosure properly distinguishes this outcome from the possible outcomes within the range.  Further, please clarify how your disclosures comply with the requirements in paragraphs 3 through 5 of FASB ASC 450-20-50 and SAB Topic 5Y for those contingencies that you have determined to be probable or reasonably possible.  In this regard for each material contingency, you should disclose an estimate of the possible loss or range of loss or a statement that such estimate cannot be made.

Response:

We acknowledge the Staff’s comment and in future filings we will enhance our disclosures to more clearly indicate the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made, for each material contingency for which the likelihood of an unfavorable outcome is probable or reasonably possible.

We supplementally provide to the Staff an example of what our proposed expanded footnote disclosures for our Legal Contingencies would look like if the information remained substantially the same as at the filing date of our Form 10-Q for the quarterly period ended December 31, 2010:

Legal, Environmental and Other Contingencies

The Company assesses the probability of an unfavorable outcome of all its material litigation, claims, or assessments to determine whether a liability had been incurred and whether it is probable that one or more future events will occur confirming the fact of the loss. In the event that an unfavorable outcome is determined to be probable and the amount of the loss can be reasonably estimated, the Company establishes an accrual for the litigation, claim or assessment.  In addition, in the event an unfavorable outcome is determined to be less than probable, but reasonably possible, the Company will disclose an estimate of the possible loss or range of such loss; however, when a reasonable estimate cannot be made, the Company will provide disclosure to that effect.   Litigation is inherently uncertain and may result in adverse rulings or decisions. Additionally, the Company may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on its results of operations. Accordingly, actual results could differ materially.

Convolve, Inc. (“Convolve”) and Massachusetts Institute of Technology (“MIT”) v. Seagate Technology LLC, et al. —On July 13, 2000, Convolve and MIT filed suit against Compaq Computer Corporation and the Company in the U.S. District Court for the Southern District of New York, alleging infringement of U.S. Patent Nos. 4,916,635, “Shaping Command Inputs to Minimize Unwanted Dynamics” (the ‘635 patent) and U.S. Patent No. 5,638,267, “Method and Apparatus for Minimizing Unwanted Dynamics in a Physical System” (the ‘267 patent), misappropriation of trade secrets, breach of contract, tortious interference with contract and fraud relating to Convolve and MIT’s Input Shaping® and Convolve’s Quick and Quiet™ technology. The plaintiffs claimed their technology is incorporated in Seagate’s sound barrier technology, which was publicly announced on June 6, 2000. The complaint seeks injunctive relief, $800 million in compensatory damages and unspecified punitive damages, including for willful infringement and willful and malicious misappropriation.  If willful infringement is found by the jury, the court may assess, in addition to compensatory damages for the infringement, punitive damages in an amount up to three times the amount of such compensatory damages.  If willful and malicious misappropriation is found by the jury, the court may assess, in addition to compensatory damages for the misappropriation, punitive damages in an amount up to two times the amount of such compensatory damages.

On November 6, 2001, the U.S. Patent and Trademark Office (USPTO) issued to Convolve US Patent No. 6,314,473, “System for Removing Selected Unwanted Frequencies in Accordance with Altered Settings in a User Interface of a Data Storage Device,” (the ‘473 patent”). Convolve filed an amended complaint on January 16, 2002, alleging defendants infringe this patent.

The ‘635 patent expired on September 12, 2008. The court ruled in 2010 that the ‘267 patent was out of the case. No trial date has been set in the litigation. The Company believes the claims are without merit, and intends to defend against them vigorously. In view of the uncertainty regarding the amount of damages, if any, that could be awarded Convolve in this matter, we do not believe a reasonable estimate of the possible range of loss related to this matter is currently possible.

Siemens, AG v. Seagate Technology (Ireland) —On December 2, 2008, Siemens served Seagate Technology (Ireland), an indirect wholly-owned subsidiary of Seagate Technology, with a writ of summons alleging infringement of European Patent (UK) No. 0 674 769 (the EU ‘769 patent), which is the European counterpart to US Patent No. 5,686,838 upon which Siemens had sued Seagate Technology in the United States. The suit was filed in the High Court of Justice in Northern Ireland, Chancery Division. Siemens alleges that giant magnetoresistive (GMR), tunnel magnetoresistive (TMR), and tunnel giant magnetoresistive (TGMR) products designed and manufactured by Seagate Technology (Ireland) infringe the EU ‘769 patent. Trial on liability issues was completed in June 2010, and the Company awaits the court’s decision. The Company believes the claims are without merit.  If the court finds liability for patent infringement, a separate trial on damages issues would be held in the future.  No such trial has been scheduled at this time.  Siemens has not stated the amount of damages it would seek in such a trial.  In view of the uncertainty regarding the amount of damages, if any, that could be established at the separate trial and in light of Siemens not having stated an amount of damages they may seek in this matter, we do not believe a reasonable estimate of the possible range of loss related to this matter is currently possible.

Qimonda AG v. LSI Corporation, et al. —On December 19, 2008, the US International Trade Commission (ITC) instituted an investigation under section 337 of the Tariff Act of 1930, as amended, at the request of complainant Qimonda AG, naming LSI Corporation and six Seagate Technology entities as respondents. The complaint alleges that LSI Corporation and Seagate import products into the US that infringe seven Qimonda patents relating to the design and manufacture of semiconductor integrated chips. The ITC trial was held in June 2009. On October 14, 2009, the Administrative Law Judge issued an Initial Determination finding the Qimonda patents either invalid, not infringed, or both. Qimonda appealed to the ITC Commission, who ruled on January 29, 2010, that the patents were either invalid, not infringed, or both. On March 31, 2010, Qimonda noticed an appeal of the Commissions’ ruling to the Court of Appeals for the Federal Circuit.  On January 17, 2011, the Federal Circuit affirmed the Commission’s ruling in full; accordingly, the Company does not expect this matter will result in a loss.

Collins, et al. v. Seagate Technology, et al. —On July 15, 2009, Carl Collins and Farzin Davanloo filed a complaint against Seagate Technology, Seagate Technology LLC and 19 other hard drive, computer, and retail companies. The complaint alleges that unspecified hard disk drives and components thereof infringe US patent Nos. 5,411,797 (the ‘797 patent) and 5,478,650 (the ‘650 patent), both entitled “Nanophase Diamond Films.” The case is pending in the US District Court for the Eastern District of Texas, Marshall Division. The complaint seeks unspecified damages and an injunction. The Company filed an answer to the complaint on September 8, 2009, denying all material allegations and asserting affirmative defenses.  On October 4, 2010, the case against the Seagate entities was dismissed with prejudice pursuant to a confidential settlement agreement; accordingly, the Company does not expect this matter will result in a loss.

Alexander Shukh v. Seagate Technology —Former Seagate engineer Alexander Shukh filed a complaint and an amended complaint against Seagate in Minnesota federal court, alleging, among other things, employment discrimination based on his Belarusian national origin and wrongful failure to name him as an inventor on several patents and patent applications. Mr. Shukh’s employment was terminated as part of a company-wide reduction in force in fiscal year 2009. He seeks damages in excess of $75 million. The Company believes the claims are without merit and intends to vigorously defend this case.

Siemens GmbH v. Seagate Technology (Germany) —On March 26, 2010, Siemens commenced proceedings against Seagate Technology GmbH, the Netherlands branch office of Seagate Technology International, and Seagate Technology LLC in the Dusseldorf District Court in Germany. The complaint alleges infringement of European Patent Number 0 674 769 (the “EU ‘769 Patent”), which corresponds to the patent in suit in the U.S. and Northern Ireland Siemens’ litigations. Siemens seeks a declaration that the EU ‘769 Patent is infringed by GMR and TMR products, removal of all infringing inventory, damages in an unstated amount, and costs. The Company intends to vigorously oppose this action.  The trial on liability issues has not been held.  That trial is scheduled to begin September 20, 2011.  If, following that trial, the court finds liability for patent infringement, a separate trial on damages issues would be held.  No such trial has been scheduled at this time.  Siemens has not stated the amount of damages it would seek in such a trial.

In view of the uncertainty regarding the amount of damages, if any, that could be established at the separate trial and in light of Siemens not having stated an amount of damages they may seek in this matter, we do not believe a reasonable estimate of the possible range of loss related to this matter is currently possible.

In connection with the foregoing response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Patrick J. O’Malley, Chief Financial Officer, at 831-439-2545 or Kenneth M. Massaroni, Senior Vice President, General Counsel, and Secretary, at 831-439-2547.

Sincerely,

/s/ PATRICK J. O’MALLEY

Patrick J. O’Malley
Executive Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)

cc:	Stephen J. Luczo
Chairman, President and Chief Executive Officer
cc:	David H. Morton
Vice President, Finance, Treasurer and Principal
Accounting Officer
cc:	Kenneth M. Massaroni
Senior Vice President, General Counsel and
Corporate Secretary